

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

Via E-mail
Mr. David M. Cole
Chief Executive Officer
Eurasian Minerals Inc.
Suite 501, 543 Granville Street
Vancouver, British Columbia, V6C 1X8
Canada

> **Re: Eurasian Minerals Inc.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-35404**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

General

1.   It appears your Form 20-F is neither signed nor dated. Please refer to the instructions of Form 20-F for the language that is required to accompany the signature and file a signed and dated Form 20-F. Please ensure your new filing includes updated certifications and consents.

2.   Please include a name, telephone, e-mail and/or facsimile number and address of a company contact person on the cover of your Form 20-F. Refer to the instructions of Form 20-F.

Selected Financial Data, page 13

3.   We note you have only presented selected financial data for three fiscal years. Please amend your filing to include selected financial data for the five most recent financial years, or tell us why no additional years are necessary. Refer to Item 3.A and the Instructions to Item 3.A of Form 20-F.

4.D. Property, Plant and Equipment, page 28

4.   Please tell us if there are proven or probable reserves associated with your Leeville royalty property and, if so, disclose this information in your filing.

5.   In addition, we note your disclosure regarding the Newmont Turf project. Please provide additional disclosure to clarify the significance of this project with respect to your royalty payment.

6.   We note your disclosure of a 43-101 mineral resource for your Sisorta Property. Please disclose the mineral pricing, the cut-off grade, and the date of the technical report associated with the mineral resource.

7.   Please disclose additional detail regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. For example, in the description of your Trab-23 property you state that the agreement provides for certain spending requirements however the particulars of the agreement do not appear to be disclosed in your filing. For each material property include the following information:

- A description of all interests in your properties, including the material terms of all underlying agreements and royalties.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

- If necessary, use tables to summarize information.

- For each non-material property include a statement to this effect and clarify your intentions.

8. Please clarify the number of properties you currently control in North America and, if necessary, revise you disclosure accordingly. In this regard we note on page 33 you indicate that the BCE portfolio is comprised of 22 properties and, in addition, you state that there are 5 properties acquired in the 2012 merger with Bullion Monarch. However it does not appear that there is a description of all properties in your subsequent disclosure.

9. We note your disclosure of a historical resource for your Neavesville property on page 37 of your filing. Paragraph (b)(5)(3) of Industry Guide 7 allows for the disclosure of quantities of mineralization other than proven or probable reserves when required by foreign or state law. Please tell us if historical resources are required to be disclosed in Canada and, if so, provide a reference to the applicable section in National Instrument 43-101. If not, revise to remove your historical resources.

Management's Annual Report on Internal Control over Financial Reporting, page 92

10. On May 14, 2013, COSO issued an updated Internal Control – Integrated Framework (the "2013 COSO Framework"). Please expand your disclosure in future filings to clearly identify whether you used the 2013 COSO Framework or the previous framework (the 1992 COSO Framework) in your assessment of your internal controls over financial reporting.

Consolidated Financial Statements
Note 2 – Statement of Compliance and Summary of Significant Accounting Policies
Exploration and evaluation assets and exploration expenditures, page 12

11. We note your development expenditures are capitalized after management determines a property to be "commercially feasible". Please address the following:

- tell us how your determination of "commercially feasible" relates to demonstrating technical feasibility and commercial viability pursuant to paragraph 17 of IFRS 6;

- expand your future disclosure to include the specific factors you consider before you commence capitalization of development expenditures;

- expand your future disclosure to address how your determination to commence capitalization of development expenditures relates to resource and reserve determinations, if at all, and;

- indicate whether exploration and evaluation assets are assessed for impairment before reclassification to another category of asset consistent with paragraph 17 of IFRS 6.

In your response to this comment, please provide us a sample of your proposed future disclosure.

12.   We note your disclosure that property costs are written down to management's estimate of the net recoverable amount when a property is either abandoned, when the capitalized costs are no longer considered recoverable, or when there is little prospect of further work on the property by you or your partners. Please note that paragraph 20 of IFRS 6 includes impairment indicators – though the list is not exhaustive – that appear broader in scope than the three included in your disclosure. Please confirm to us that you also consider, as indicators that impairment should be assessed, facts and circumstances consistent with paragraph 20 of IFRS 6. Consider modifying your future disclosure to clarify.

<u>Revenue Recognition, page 13</u>

13.   Please expand your revenue recognition policy disclosure in future filings to specifically address when the four considerations you list occur for your business. Please include how you determine the amount of revenue that is reliably measurable for your royalty agreements, especially those agreements that are based on a percentage of revenue or production. In your response, provide us a sample of your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining